SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

February 1, 2024

Via EDGAR

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Healthcare REIT, Inc.

Amendment No. 4 to Registration Statement on Form S-11

Filed January 29, 2024

File No. 333-267464

Ladies and Gentlemen:

On behalf of American Healthcare REIT, Inc. (the “Company”), we hereby submit this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in your letter dated January 31, 2024 regarding Amendment No. 4 to the Company’s Registration Statement on Form S-11 relating to the proposed public offering of shares of the Company’s common stock, $0.01 par value per share, filed on January 29, 2024 (“Amendment No. 4”).

Your comments with respect to Amendment No. 4 are reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comments. All references to page numbers in the Company’s responses are to the page numbers in the preliminary prospectus, dated January 29, 2024 (the “Prospectus”) included in Amendment No. 4. Capitalized terms used herein without definition have the meanings given in the Prospectus.

Distribution Policy, page 87

1.

We note the adjustment line item Adjustments related to acquisition and disposition activity appears to include the impact of acquisitions or dispositions of properties that are expected to close in the future. Please tell us how you determined it was appropriate to make adjustments for acquisitions and/or dispositions not yet consummated.

United States Securities and Exchange Commission

February 1, 2024

In calculating the estimated cash available for distribution (“CAD”) for the 12 months ending September 30, 2024 as disclosed in the Prospectus, the Company adopted an approach it believes to be consistent with the Staff’s historical views on such matters and also opted for adjustments that would provide a more conservative and lower CAD. With respect to any dispositions not yet consummated, the Company concluded that it had a reasonable basis to include adjustments for this activity, because it has entered into definitive agreements for the disposition of certain properties and has no reason to believe that such dispositions will not occur during the 12 months ending September 30, 2024. The Company believes that deducting the cash that it no longer expects to have available as a result of these planned dispositions (for which the Company has definitive agreements) provides investors with a more accurate estimate of CAD. The pending dispositions reflect an approximately $111,000 deduction to CAD, which is included in the $3.9 million line item. If the Company were to exclude the impact of these pending dispositions, this would increase its CAD by such amount. Please note no pending acquisitions are reflected in this line item.

2.

We note your adjustment for estimated capital expenditures is based on capital expenditures for the 12 months ended September 30, 2023. Please tell us how you determined it was appropriate to utilize this timeframe, rather than a three-year historical average, or your estimated capital expenditures for the 12 months ended September 30, 2024, to the extent that is greater.

We acknowledge that the Staff has historically taken the view that adjustments for estimated capital expenditures and tenant improvements and leasing commissions should, in some cases, be the greater of a three-year historical average or estimated capital expenditures and tenant improvements and leasing commissions for the relevant 12 month period. However, the Company opted to base these adjustments on its experience for the 12 months ended September 30, 2023, as this number is greater than a three-year historical average and greater than estimated capital expenditures and tenant improvements and leasing commissions for the 12 months ending September 30, 2024. The Company believes this methodology for capital expenditures and tenant improvements and leasing commissions adjustments is more appropriate, as it results in an overall more representative and more conservative outcome (i.e., less CAD).

In addition, this methodology is more appropriate for a number of reasons. First, capital expenditures and tenant improvements and leasing commissions in 2021 and 2022 are not representative of the capital expenditures and tenant improvements and leasing commissions the Company generally expects to incur in the future. The Company underwent a merger at the end of 2021, and, as a result, the capital expenditures and tenant improvements and leasing commissions for 2021 are not comparable due to the Company’s significantly increased size post-merger. For the 12 months ended September 30, 2022, capital expenditures and tenant improvements and leasing commissions were significantly lower, in large part due to the COVID-19 pandemic and the postponement or cancellation of many expenditures, than the Company’s current expectations for capital expenditures going forward. Therefore, using a three-year historical average in this instance would not provide an appropriate adjustment to arrive at CAD.

United States Securities and Exchange Commission

February 1, 2024

Second, the Company currently estimates that the aggregate of the capital expenditures and tenant improvements and leasing commissions for the 12 months ending September 30, 2024 will be slightly lower than the capital expenditures and tenant improvements and leasing commissions for the 12 months ended September 30, 2023, as certain previously deferred expenditures were made during the 12 months ended September 30, 2023. Accordingly, rather than using a forward-looking estimate that is inherently uncertain, the Company believes that a methodology based on historical results for both capital expenditures and tenant improvements and leasing commissions results in an overall more conservative outcome (i.e., less CAD).

3.

We note your adjustment for estimated tenant improvements and leasing commissions is based on tenant improvements and leasing commissions for the 12 months ended September 30, 2023. Please tell us how you determined it was appropriate to utilize this timeframe, rather than a three-year historical average, or your committed and estimated tenant improvements and leasing commissions for the 12 months ended September 30, 2024, to the extent that is greater.

See the response to Staff comment #2 above.

4.

We note your adjustment for interest expense savings significantly exceeds your adjustments to your pro forma financial statements for the reduction in interest expense due to the use of proceeds from the offering to pay down existing debt. Please provide us with a quantitative reconciliation of this adjustment, highlighting the material differences between this adjustment and the adjustments made to your pro forma financial statements.

As requested, we have included below a quantitative reconciliation of the interest expense savings adjustment appearing under the caption “Distribution Policy” in the Prospectus (“Distribution Policy Interest Expense Savings”) to the interest expense savings adjustment appearing in the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2023 (“Pro Forma Interest Expense Savings”). The differences between the two adjustments are due to the following:

•

Pro Forma Interest Expense Savings reflects nine months of interest expense savings whereas Distribution Policy Interest Expense Savings reflects 12 months of interest expense savings. Please note that the annualized Pro Forma Interest Expense Savings of approximately $46.1 million is only approximately $2.4 million less than the Distribution Policy Interest Expense Savings of approximately $48.5 million (with such $2.4 million difference consisting of the differences noted in the following two bullets).

United States Securities and Exchange Commission

February 1, 2024

•

Due to the requirements for preparing pro forma financial statements, Pro Forma Interest Expense Savings is calculated using a historical weighted-average interest rate on the Company’s Credit Facility for the nine months ended September 30, 2023 of 6.60%. Conversely, in order to provide more representative disclosure of interest expense for the 12 months ending September 30, 2024, Distribution Policy Interest Expense Savings is calculated using the weighted-average interest rate on the Company’s Credit Facility for the most recent quarter (quarter ended December 31, 2023) of 7.12%. Such more recent (and representative) interest rate is significantly higher than the rate used for the Pro Forma Interest Expense Savings, which increases interest expense savings by approximately $3.9 million.

•

Due to the requirements for preparing pro forma financial statements, Pro Forma Interest Expense Savings relates solely to the repayment of a portion of the Company’s Credit Facility. Conversely, in order to provide more representative disclosure of interest expense for the 12 months ending September 30, 2024, Distribution Policy Interest Expense Savings relates to the repayment of a portion of the Company’s Credit Facility plus adjustments for the net change to interest expense associated with indebtedness incurred or eliminated after September 30, 2023 and indebtedness contractually scheduled to mature or contractually set to be incurred during the 12 months ending September 30, 2024. The adjustments in this bullet provide a more conservative approach than if such adjustments were not made as these adjustments decrease interest expense savings by approximately $1.6 million.

Reconciliation of Pro Forma Interest Expense Savings to Distribution Policy Interest Expense Savings (amounts in thousands)

Pro Forma Interest Expense Savings (i.e., amount from the Company’s Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2023)	$34,621
Annualized Pro Forma Interest Expense Savings	$46,161
Difference in Interest Rate (i.e., Pro Forma Interest Expense Savings is calculated using a historical weighted-average interest rate on the Company’s Credit Facility for the nine months ended September 30, 2023 of 6.60% and Distribution Policy Interest Expense Savings is calculated using the weighted-average interest rate on the Company’s Credit Facility for the most recent quarter (quarter ended December 31, 2023) of 7.12%)	3,933
Adjustments for indebtedness incurred or eliminated after September 30, 2023 and indebtedness contractually scheduled to mature or contractually set to be incurred during the 12 months ending September 30, 2024	(1,624)
Rounding differences	19

Distribution Policy Interest Expense Savings (i.e., amount in the “Distribution Policy” section)	$48,489

United States Securities and Exchange Commission

February 1, 2024

5.

We note that your estimated initial annual distribution is substantially more than the estimated cash available for distribution for the 12 months ending September 30, 2024. Please revise and expand your disclosure in your footnotes or elsewhere to specify the expected source of funds for this shortfall. Please note that the source of funds for the shortfall may not be future offerings. Also, revise your risk factor disclosure to address this shortfall.

We respectfully note that the Company added disclosure to the Prospectus in Amendment No. 4 that its estimated initial annual distribution is substantially more than its estimated CAD for the 12 months ending September 30, 2024 and specifying the potential sources of funds for this shortfall. This disclosure is included in the Prospectus in the second paragraph under the caption “Distribution Policy” (see page 87 of the Prospectus) as well as in the table that appears in such section (see page 89 of the Prospectus). It also added a risk factor in the Prospectus in “Risk Factors—We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock” (see page 78 of the Prospectus). The added risk factor includes the following disclosure: “To the extent our actual cash available for distribution to our stockholders is not sufficient to pay our estimated initial annual distribution to our stockholders or if our operating cash flow does not increase, we may have to fund distributions from borrowings, sales of certain assets or use a portion of the net proceeds from this offering or reduce such distributions.” Similar cautionary language is also included in footnote (19) to the table appearing under the caption “Distribution Policy” (see page 91 of the Prospectus). The Company acknowledges that the source of funds to cover any shortfall may not be future equity offerings.

* * *

Please do not hesitate to contact Sonia Barros at (202) 607-8995 or the undersigned at (212) 839-5455 with any questions you may have regarding this filing.

Very truly yours,

/s/ Edward F. Petrosky
Edward F. Petrosky

cc:	Eric McPhee, Securities and Exchange Commission

Isaac Esquivel, Securities and Exchange Commission

Ruari Regan, Securities and Exchange Commission

Pam Long, Securities and Exchange Commission

Danny Prosky, American Healthcare REIT, Inc.

Bartholomew A. Sheehan III, Sidley Austin LLP

Jason Friedhoff, Sidley Austin LLP

Scott Chase, Goodwin Procter LLP